Mail Stop 3561

October 4, 2007

Mr. R. Scott Murray
Chief Executive Officer
Global BPO Services Corp.
177 Beacon Street, Unit 4
Boston, Massachusetts 02116

> **Re:** **Global BPO Services Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1 (Corrected Letter)**
> **Filed on September 21, 2007**
> **File No. 333-144447**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment eight of our letter dated September 19, 2007 and your revised disclosure in the risk factor on page 29. In this regard, please address the following:

- Please clearly state in the risk factor and elsewhere whether the company would be required to pay the officers or directors under the indemnification provisions for any reimbursements that the officers may make to ensure that proceeds in the trust account are not reduced. If the company is required to make any such payments from the proceeds held in trust, then how are such officers jointly and severally liable to ensure that the proceeds in the trust are not reduced? A separate risk factor may be appropriate in addition to clear disclosure on pages 14 and 81. Please reconcile the provisions in the agreements that the officers indemnify and hold harmless the company against loss with the disclosure on pages 29 and 100 regarding the indemnification of officers.

- In regards to the agreements by the officers to reimburse the trust against claims of various vendors, please state whether any potential claims would not be covered by these agreements. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

- We note the information on page 100 concerning certain limitations on the potential liability of officers, directors, and founding stockholders/advisors of the company. Given the significant protections being afforded to them in various ways, please explain why the company is not requiring them to agree to waive any claim to funds held in the trust account, in connection with any indemnification that the certificate of incorporation may require them to receive. See page 29.

2. We note that the prospectus and Exhibit 3.2, Form of Second Amended and Restated Certificate of Incorporation, seem to offer conflicting information about the company's obligation to seek a fairness opinion concerning an initial business combination and an appraiser's membership in FINRA. Specifically, we note that:

- The last risk factor on page 35 states that the company will seek a fairness opinion in connection with a business combination with an entity affiliated with any founding stockholder/advisor. In contrast, the first full risk factor on page 46 states that the company is not required to obtain a fairness opinion unless, among other things, there is a conflict of interest with respect to the transaction. The risk factor explains that the company has implemented this policy "to address any conflicts that may exist either (i) between management of personal investments of our directors and officers and us or (ii) if we acquire a company in which our officers and directors have made a passive/minority investment." Although the discussion is unclear, the risk factor seems to narrow the circumstances in which a fairness opinion would be required. Please discuss and clarify.

- The prospectus states that the company would obtain a fairness letter from an investment bank that is a member of FINRA. See, e.g., page 100. But Article Sixth of Exhibit 3.2, the Form of Second Amended and Restated Certificate of Incorporation, states on pages 3-4 that the investment bank may or may not be a member of FINRA. Please address the inconsistency.

3.	We note that the current discussions of potential fee payments, whether before or after an initial business combination, are confusing, as well as somewhat scattered, in the prospectus. Please clarify and discuss the following points, in particular:

- The prospectus indicates that the company may pay "customary investment banking fees" to America's Growth Capital, an investment bank affiliated with one of the directors, Mr. Howe, in connection with an initial business combination. See, e.g., page 97. Elsewhere, the prospectus indicates that the fees could be payable by either the company or the target company. See page 99. Please make clear throughout the prospectus, if appropriate, that either company could pay the fees in question.

- The prospectus appears to state on page 55 that, with the exception of a potential payment to America's Growth Capital, in no event will any of the company's existing stockholders/advisors, directors or officers, or any entity with which they are affiliated, receive any finder's fee, consulting fee or other compensation prior to, "or for any services they render, in order to effectuate the consummation of a business combination, other than fees more fully described under 'Management—Conflicts of Interest.'" Please clarify the quoted language.

- Please also discuss whether a majority of the company's disinterested directors would approve any such fee and disclose it to stockholders in the proxy statement concerning an initial business combination.

- Please disclose whether America's Capital will waive any interest in or claim to the monies in the trust fund if a business combination is not consummated.

Prospectus Summary, page 1

4.	We note your disclosure on page 4 that "we do not intend to acquire less than majority interest (meaning not less than 50% of the voting securities of such target business)." Please reconcile this statement with the disclosure on page 76 that "[the company] will not acquire less than a majority interest …." If applicable, please disclose the circumstances in which the company would acquire less than a majority interest in a target business.

Risk Factors, page 23

5. The last risk factor on page 37 appears to state that the company has adopted a policy that prohibits officers, directors, security holders and their respective affiliates from having a pecuniary interest in any transaction in which the company is a party or has an interest ("Other than with respect to the business combination, we have not adopted a policy …."). However, it also states on page 38 that an affiliate of one of the directors may receive investment banking fees in connection with an initial business combination. Please discuss the apparent inconsistency.

6. We note that, although no founding stockholder/advisor currently intends to purchase additional warrants or units, some may eventually decide to purchase securities in the open market or in private transactions. See the fifty-first risk factor on page 40-41. Please discuss the factors that would influence such a decision, including the ability to influence a stockholder vote, and describe the potential effect of such purchases upon such a vote. Include such information in the summary.

Proposed Business, page 66

Effecting a Business Combination, page 73

7. We note your disclosure on page 73 that you have not conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates. Please discuss whether anyone on your behalf has conducted such research.

Management, page 91

8. Please identify any entities for which members of the Strategic Advisory Council have fiduciary duties to present business opportunities. Please revise to disclose any such conflicts and priorities.

Financial Statements, page F-1

Note 3 – Proposed Public Offering, page F-9

9. Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based

on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

10.   We note your response to prior comment 14 of our letter dated September 19, 2007. Based on the disclosed valuation assumptions, it would appear that the fair value of the UPO would be $4.6 million rather than $4.3 million. Please revise your disclosures accordingly, or explain why you believe that no revisions are required.

Exhibit 4.5 - Warrant Agreement

11.   We note your disclosure on page F-10 that in no event will the warrant holders be entitled to net cash settlement of the warrants. However, the filed warrant agreement does not appear to include such a provision. Please revise your warrant agreement to clarify that the company cannot be required to net cash settle the warrants under any circumstances. Alternatively, please explain why you believe that the provisions of the filed agreement support equity classification of the warrants under paragraph 17 of EITF 00-19.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Mark G. Borden, Esq.
        Brian B. Margolis, Esq.
        Fax: (617) 526-5000